NEWS RELEASE

INTEROIL CORPORATION ANNOUNCES THE

RETIREMENT OF CEO PHIL MULACEK

Port Moresby and Houston, TX, April 23rd, 2013: InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) today announced the retirement of its founder and Chief Executive Officer, Phil Mulacek, effective April 30, 2013. Mr. Mulacek will continue as an InterOil director and will provide advisory services to the Company. A global search is now underway for a new CEO to lead the Company through its next stage of development. InterOil Chairman, Dr. Gaylen Byker, will assume Mr. Mulacek’s duties on an interim basis from May 1, 2013 until the search process is complete.

“Phil Mulacek is a remarkable visionary, engineer and entrepreneur who built a successful integrated oil and gas company from a concept to an NYSE-listed company with a US$3.5 billion market capitalization. Mr. Mulacek pioneered InterOil’s exploration activities in the Gulf Province of Papua New Guinea (PNG) that resulted in the discovery of the Elk/Antelope and Triceratops fields which contain in total a best case estimate of 1.6 billion BOE of contingent resources,” said Dr. Byker. “This is an unusual feat, seldom accomplished in any field. We are thankful for Phil’s many years of dedication and hard work, and pleased that he will advise the Company as we continue our very successful exploration program and work to finalize our LNG partnership arrangements with the PNG Government and an internationally-recognized LNG operator.”

Mr. Mulacek said, “I am grateful for the opportunity to have led InterOil from its humble beginnings in 1997 through the discovery of world-class natural gas and condensate resources at Elk/ Antelope and Triceratops and now working towards the final selection of our LNG partner. It has been my privilege to work with all of our InterOil employees, associates, partners, and with the people of PNG through the years, with many of whom I have developed long-term friendships.”

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About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews Vice President Capital Markets Wayne.Andrews@InterOil.com The Woodlands, TX USA Phone: +1-281-292-1800	Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com The Woodlands, TX USA Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the timing of Mr. Mulacek's resignation, the role of Dr. Byker as interim CEO, the search process, the proposed exploration program and success thereof, the finalization of the LNG partnership arrangements, and the resource estimates. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including an agreement with Mr. Mulacek, discussions with bidders on the partnering process and bids received to date in respect of such process. No assurances can be given however, that these events will occur including, in particular entering into an agreement with a partner for the development of the proposed Gulf LNG Project. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

Oil and Gas and Resource Information

InterOil currently has no production or reserves as defined in Canadian National Instrument 51-101 or under the definitions established by the United States Securities and Exchange Commission.

The estimates were prepared by GLJ Petroleum Consultants Limited, an independent qualified reserves evaluator, pursuant to a report dated February 27, 2013 with an effective date of December 31, 2012 setting forth certain information regarding contingent resources of InterOil's interests in the Elk and Antelope and Triceratops fields in PNG, which report was prepared in accordance with National Instrument 51-101.

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All resources estimated for the Elk and Antelope and Triceratops fields disclosed are classified as contingent resources – economic status undetermined.

The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources.

These estimates in this press release are in respect of the aggregate resources estimated in the Elk/Antelope and Triceratops fields. InterOil holds a 58.5988% working interest in the Elk and Antelope fields, which assumes that the State and landowners elect to participate in the Elk and Antelope fields to the full extent provided under applicable PNG oil and gas legislation after a PDL has been granted in relation to the Elk/Antelope field and all elections are made to participate in the Field by all investors pursuant to relevant indirect participation interest agreements with us, including to participate fully and directly in the PDL; and holds a 53.0364% working interest in the PPL-237, which assumes that the State and landowners elect to participate in the Triceratops field to the full extent provided under applicable PNG oil and gas legislation after a PDL has been granted in relation to the Triceratops field and all elections are made to participate in the Field by all investors pursuant to relevant indirect participation interest agreements with InterOil, including to participate fully and directly in the PDL.

"BOE" refers to barrels of oil equivalent. All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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